

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 7, 2020

Noah Glass
Chief Executive Officer
Olo Inc.
285 Fulton Street
One World Trade Center, 82nd Floor
New York, New York 10007

>   **Re: Olo Inc.**
>   **Amended Draft Registration Statement on Form S-1**
>   **Submitted on November 9, 2020**
>   **CIK No. 0001431695**

Dear Mr. Glass:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amended Draft Registration Statement submitted on November 9, 2020

Overview, page 1

1. Please disclose the basis by which you are the "leading cloud-based, on-demand e-commerce platform for multi-location restaurant brands" (ex: revenue, number of customers, etc.).

2. We note your response to prior comment 2. Please explain the rationale for your belief that enterprise brand customers are less likely than non-enterprise brand customers to be subject to macroeconomic trends that could impact renewal rates.

3.   We note your response to prior comment 3 and reissue the comment. Please clarify why you believe that digital sales growth by your customers should be attributed to the use of your platform and not other unrelated operational or market factors. Also, please identify the sources for your supplemental statement that digital sales increases for your clients are higher than for the industry in general and quantify the differential. In addition, describe your methodology for selecting an industry peer group for this comparison.

Our Platform, page 9

4.   We note your response to prior comment 4 and re-issue in part. Please summarize the steps that your clients must take to integrate your platform into their systems. In this regard, we note that the level of technical expertise and collaboration necessary to ensure functionality for your customers is not clear to investors. Please also address any ongoing maintenance costs or responsibilities.

We currently generate significant revenue from our largest customers, page 35

5.   We note your response to prior comment 6. Please revise your disclosure in the risk factor beginning "We currently generate...", or elsewhere as appropriate, to provide a summary description of the extent to which the composition of your ten largest customers has changed from year-to-year. In addition, please generally disclose the length of time that these customers have used the platform. To the extent that you are substantially dependent on your contracts with the customers referenced here, or with any of your aggregators referenced on page 30, please file such contracts as exhibits to the registration statement.

We rely upon Amazon Web Services..., page 38

6.   Please file your agreement with Amazon Web Services as an exhibit to the registration statement. In the alternative, please tell us why you believe you are not required to do so.

Letter from Noah Glass, Founder and CEO, page 93

7.   Please further revise the letter to present a more balanced view of the risks and obstacles you face, and to remove language that is either irrelevant to the business or suggests that an investment in the offering is without risk. We note the following examples, which are not exclusive:
    •   Please remove the language noting that if Mr. Glass could go back in time and go all-in on any one investment, it would be Olo. This statement suggests that an investment in the offering is guaranteed to be profitable. Please also explain the relevance of the quote by Warren Buffet.
    •   The discussion of the inability to ship coffee from a warehouse suggests that Mr. Glass was among the first people to develop on-demand e-commerce. Please provide the basis for this or, in the alternative, please revise to remove this suggestion.
    •   Please explain the relevance of the philanthropic activities discussed on page 94, or delete such discussion.

- Please more prominently disclose and discuss that you have incurred significant losses since inception and have a substantial accumulated deficit.

Principal And Selling Stockholders, page 143

8. We note your response to prior comment 13 and re-issue the comment with respect to Wellington Management. Please disclose the natural person(s) possessing investment and/or voting power over the shares held by this entity.

 You may contact Angela Lumley at (202) 551-3398 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Erin Jaskot at (202) 551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Nicole Brookshire, Esq.